Exhibit 99.19

CONSENT OF EXPERT
March 29, 2019
Eldorado Gold Corporation
United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Richard Miller, do hereby consent to the filing of the written disclosure regarding: the description of mineral reserves of the Perama Hill and Kisladag properties of Eldorado Gold Corporation (the “Company”) in the Annual Information Form for the year ended December 31, 2018 (the “AIF”) being filed with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2018 (the “Form 40-F”), and the use of my name in the AIF and the Form 40-F and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/Richard Miller
Richard Miller, P.Eng
Eldorado Gold Corporation
Director, Mine Engineering (Open Pit)